Exhibit 99.5

Third Quarter 2012

Message from the Chairman of the Board and the President and Chief Executive Officer

Third quarter

The result from continuing operations amounted to $376 million in the third quarter of 2012, compared to $404 million in 2011. The difference is due to a $61-million reduction in the net result from special contracts with certain large industrial customers in Québec on account of aluminum prices and the exchange rate, as well as to electricity purchases of $45 million from Rio Tinto Alcan. These factors were partly offset by a $51-million increase in revenue from net electricity exports by Hydro-Québec Production.

Summary of operations for the first three quarters

For the nine months ended September 30, 2012, the result from continuing operations was $2,121 million, compared to $2,271 million for the same period last year. The difference is partly attributable to a decrease in revenue from electricity sales in Québec owing to lower demand, mainly in the industrial sector, which had an impact of $89 million. It is also due to a $99-million decrease in the net result from special contracts with certain large industrial customers in Québec on account of aluminum prices and the exchange rate, as well as to electricity purchases of $119 million from Rio Tinto Alcan. These factors were partly offset by a $34-million increase in revenue from Hydro-Québec Production’s net electricity exports and by a $47-million reduction in financial expenses. Cash flows from operating activities totaled $3,230 million as at September 30, 2012.

In September 2012, following the decision to abandon the project to refurbish Gentilly-2 nuclear generating station, Hydro-Québec posted a negative result from discontinued operations that essentially stems from the accounting treatment of the facility’s definitive shutdown at the end of 2012. More specifically, the abandonment of the refurbishment project and the imminent shutdown of Gentilly-2 led to a write-off of $978 million in property, plant and equipment under construction and to the recognition of an asset impairment charge of $827 million, for a total of $1,805 million. The result from discontinued operations also includes a negative operating result of $51 million. It should be noted that this accounting treatment has no impact on the cash flows from operating activities.

When the discontinued operations are factored in, the net result for the first nine months of the year amounted to $265 million in 2012, compared to $2,237 million in 2011.

Consolidated	Revenue totaled $9,006 million, compared to $9,132 million in 2011.
operations for the
first three quarters

In Québec, revenue from electricity sales amounted to $7,674 million, or $317 million less than in 2011, mainly because of the effect of mild temperatures in 2012 and lower demand, especially in the industrial sector. Revenue from special contracts with certain large industrial customers was also lower than in 2011 on account of aluminum prices and the exchange rate.

On markets outside Québec, revenue from electricity sales was $961 million, comparable to last year’s level.

Other revenue totaled $371 million, a $192-million increase over 2011 that is mainly due to the amounts that Hydro-Québec will be able to recover from customers, primarily for revenue variances related to climate conditions given the mild temperatures in 2012.

Total expenditure amounted to $5,086 million, or $71 million more than in 2011, mainly on account of the $119 million in electricity purchases from Rio Tinto Alcan. On the other hand, Hydro-Québec Production’s short-term electricity purchases decreased by $66 million.

Segmented	Generation
operations for the first three quarters

Hydro-Québec Production posted a result from continuing operations of $1,208 million, compared to $1,492 million in 2011. This $284-million decrease is due to an $89-million reduction in revenue from electricity sales to Hydro-Québec Distribution on account of the mild temperatures in 2012 and of lower demand in Québec. In addition, the net result from special contracts with certain large industrial customers in Québec, assumed by Hydro-Québec Production, was $99 million lower than in 2011 because of aluminum prices and the exchange rate, and the division made electricity purchases of $119 million from Rio Tinto Alcan. On the other hand, revenue from net electricity exports increased by $34 million with respect to last year.

Hydro-Québec Production also recorded a negative result from discontinued operations of $1,847 million on account of the definitive shutdown of Gentilly-2 nuclear generating station at the end of 2012.

Transmission

Hydro-Québec TransÉnergie’s result from continuing operations was $478 million, a $54-million increase over 2011 that is due to a positive change of $25 million in the amounts that Hydro-Québec is entitled to recover from customers for variances in revenue from point-to-point transmission services, among other things. In addition, financial expenses decreased by $47 million.

Hydro-Québec TransÉnergie also posted a negative result from discontinued operations of $9 million on account of the definitive shutdown of Gentilly-2 nuclear generating station at the end of 2012.

Distribution

Hydro-Québec Distribution recorded a result from continuing operations of $346 million, an increase of $80 million over last year. Revenue from electricity sales decreased by $229 million, mainly on account of the mild temperatures in 2012 and lower demand, mostly in the industrial sector. This decrease was offset by a positive change of $152 million in the amounts that Hydro-Québec will be able to recover from customers, primarily for revenue variances related to climate conditions, as well as by a $108-million decrease in electricity purchases from Hydro-Québec Production and a $49-million reduction in financial expenses.

Page 2	Third Quarter 2012

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

Work handled by Hydro-Québec Équipement et services partagés totaled $1,429 million, compared to $1,245 million in 2011. Among other projects carried out for Hydro-Québec Production, the division continued construction of the Romaine complex. Work done for Hydro-Québec TransÉnergie included connecting Romaine-2 generating station, integrating output from wind farms as well as various projects stemming from continued investment in asset sustainment, among other things.

As for SEBJ, its volume of activity amounted to $122 million, compared to $244 million last year. In January 2012, the Eastmain-1-A/Sarcelle/Rupert project reached an important milestone with the commissioning of the last generating unit at Eastmain-1-A powerhouse.

Investment

In the first nine months of 2012, Hydro-Québec invested $2,627 million in property, plant and equipment and intangible assets, including the Energy Efficiency Plan, compared to $2,619 million in 2011. As expected, a large portion of this amount was devoted to the major hydroelectric development projects of Hydro-Québec Production, especially Eastmain-1-A/Sarcelle/Rupert and the Romaine complex.

Hydro-Québec TransÉnergie continued investing in its transmission system. Work progressed on the 735-kV line that will connect Romaine-2 generating station with Arnaud substation. The division also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base as well as to maintain and improve the quality of its facilities, especially those related to distribution system automation. It also continued implementation of the Energy Efficiency Plan.

Financing

During the third quarter of 2012, Hydro-Québec issued $500 million of debentures on the Canadian market, bearing interest at 5.00% and maturing in February 2050. This financing is in addition to the US$1,000 million raised in the first half of the year. The funds will be used to support part of the investment program and to refinance maturing debt.

	/s/ Michael L. Turcotte	/s/ Thierry Vandal

	Michael L. Turcotte	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

November 16, 2012

Third Quarter 2012	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2012	2011	2012	2011

Revenue	3	2,619	2,611	9,006	9,132
Expenditure
Operations		551	537	1,770	1,695
Electricity and fuel purchases		295	266	901	852
Depreciation and amortization	4	576	593	1,740	1,812
Taxes		212	202	675	656
		1,634	1,598	5,086	5,015

Operating result		985	1,013	3,920	4,117
Financial expenses	5	609	609	1,799	1,846
Result from continuing operations		376	404	2,121	2,271
Discontinued operations	6
Operating result		(28)	(21)	(51)	(34)
Write-off of property, plant and equipment under construction		(978)	–	(978)	–
Impairment of nuclear generating station assets		(827)	–	(827)	–
Result from discontinued operations		(1,833)	(21)	(1,856)	(34)

Net result		(1,457)	383	265	2,237

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30

	2012	2011	2012	2011

Balance, beginning of period	16,340	15,819	14,618	13,965
Net result	(1,457)	383	265	2,237

Balance, end of period	14,883	16,202	14,883	16,202

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Third Quarter 2012

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)		Notes	As at September 30, 2012	As at December 31, 2011

ASSETS
Current assets
Cash and cash equivalents			1,095	1,377
Short-term investments			945	1,102
Accounts receivable and other receivables			1,509	1,744
Derivative instruments			1,476	1,322
Regulatory assets			20	18
Materials, fuel and supplies			193	236
			5,238	5,799

Property, plant and equipment	7		56,731	56,901
Intangible assets			2,133	2,187
Investments			136	124
Derivative instruments			1,187	1,313
Regulatory assets			10	21
Other assets			3,604	3,292

			69,039	69,637

LIABILITIES
Current liabilities
Borrowings			524	52
Accounts payable and accrued liabilities			1,800	2,099
Dividend payable			–	1,958
Accrued interest			466	862
Asset retirement obligations	8		114	12
Derivative instruments			629	261
Current portion of long-term debt			682	1,025
			4,215	6,269

Long-term debt			41,804	40,744
Asset retirement obligations	8		824	528
Derivative instruments			2,001	2,098
Other long-term liabilities			932	883
Perpetual debt			272	281
			50,048	50,803

EQUITY
Share capital			4,374	4,374

Retained earnings			14,883	14,618
Accumulated other comprehensive income			(266)	(158)
			14,617	14,460

			18,991	18,834

			69,039	69,637

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

Third Quarter 2012	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2012	2011	2012	2011

Operating activities
Net result		(1,457)	383	265	2,237
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	581	598	1,754	1,826
Amortization of premiums, discounts and issue expenses related to debt securities	5	57	29	213	80
Write-off of property, plant and equipment under construction	6	978	–	978	–
Impairment of nuclear generating station assets	6	827	–	827	–
Other		57	(65)	21	187
Change in non-cash working capital items	9	(103)	198	(531)	(505)
Net change in accrued benefit assets and liabilities		(101)	(151)	(297)	(390)
		839	992	3,230	3,435

Investing activities
Additions to property, plant and equipment		(969)	(865)	(2,497)	(2,429)
Additions to intangible assets		(44)	(62)	(130)	(190)
Cash receipts from the government reimbursement for the 1998 ice storm		3	2	6	5
Net disposal (acquisition) of short-term investments		83	(141)	166	797
Other		4	8	92	16
		(923)	(1,058)	(2,363)	(1,801)

Financing activities
Issuance of long-term debt		661	593	1,675	4,090
Repayment of long-term debt		(708)	(520)	(1,330)	(2,553)
Cash receipts arising from credit risk management		954	1,188	3,726	2,982
Cash payments arising from credit risk management		(1,548)	(720)	(3,724)	(2,671)
Net change in borrowings		(319)	(70)	468	2
Dividend paid		–	–	(1,958)	(1,886)
Other		(1)	–	(2)	(1)
		(961)	471	(1,145)	(37)

Foreign currency effect on cash and cash equivalents		(5)	8	(4)	6

Net change in cash and cash equivalents		(1,050)	413	(282)	1,603

Cash and cash equivalents, beginning of period		2,145	1,270	1,377	80

Cash and cash equivalents, end of period		1,095	1,683	1,095	1,683

Supplementary cash flow information	9

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Third Quarter 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30

	2012	2011	2012	2011

Net result	(1,457)	383	265	2,237

Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(123)	104	102	104
Reclassification to operations of deferred gains on items designated as cash flow hedges	(68)	(76)	(210)	(203)
	(191)	28	(108)	(99)

Comprehensive income	(1,648)	411	157	2,138

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2012	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2012 and 2011

Amounts shown in tables are in millions of Canadian dollars.

Note 1      Basis of Presentation

In September 2010, the Canadian Accounting Standards Board (AcSB) authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards (IFRS) until January 1, 2012, or the beginning of the first fiscal year starting after that date. In May 2012, the AcSB granted these entities an optional one-year extension to make the changeover to IFRS. Since Hydro-Québec was entitled to exercise these deferral rights, it opted to prepare its 2011 and 2012 financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as set forth in Part V of the Canadian Institute of Chartered Accountants Handbook, “Pre-Changeover Accounting Standards.” In October 2012, the AcSB granted rate-regulated entities an additional one-year extension to make the transition. Consequently, Hydro-Québec could decide to present its 2013 financial statements in accordance with Canadian GAAP.

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including the present notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2011.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2011.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2      Effects of Rate Regulation on the Consolidated Financial Statements

Adoption of IFRS-compliant accounting policies

In decision D-2012-021 of March 2, 2012, the Régie authorized changes to certain accounting policies applied by the Transmission Provider and the Distributor for rate-setting purposes, in order to ensure compliance with IFRS.

These changes concern the recognition of costs related to the Energy Efficiency Plan according to IAS 38, Intangible Assets, the recognition of asset retirement obligations according to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and the recognition of employee benefits according to IAS 19, Employee Benefits. In addition, the net amount of accrued benefit assets and liabilities is no longer included in the rate base. These changes have been taken into account in setting the 2012 rates of the Transmission Provider and the Distributor.

Transmission

In decision D-2012-066 of June 6, 2012, the Régie set Hydro-Québec’s power transmission rates for 2012. The authorized return on the rate base was set at 6.84%, assuming a capitalization with 30% equity.

Distribution

In decision D-2012-035 of March 28, 2012, the Régie authorized an across-the-board reduction of 0.45% in Hydro-Québec’s electricity rates, effective April 1, 2012. The authorized return on the rate base was set at 6.80%, assuming a capitalization with 35% equity.

In decision D-2012-024 of March 8, 2012, the Régie allowed the Distributor to create deferred-expense accounts bearing interest at the authorized rate on the rate base, in order to recognize expenses relating to projects of more than $10 million that were integrated into a rate application, but that are pending approval at the time the decision on the rate application is handed down. As at September 30, 2012, an amount of $9 million had been recognized as a regulatory asset in this regard.

Page 8	Third Quarter 2012

Note 3      Revenue

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Electricity sales[a]	2,538	2,532	8,635	8,953
Other	81	79	371	179
	2,619	2,611	9,006	9,132

a)        Including unbilled electricity deliveries, which totaled $631 million as at September 30, 2012 ($632 million as at September 30, 2011).

Note 4      Depreciation and Amortization

	Three months ended September 30			Nine months ended September 30
	2012	2011		2012	2011

Property, plant and equipment[a]	495	547		1,516	1,623
Intangible assets	61	53		181	158
Regulatory assets	4	1		15	9
Disposals of capital assets	16	(8)		28	22
	576[b]	593	[b]	1,740[b]	1,812	[b]

a)        The revision of the useful life of property, plant and equipment in 2012 resulted in a $54-million decrease in the depreciation expense for the three months ended September 30, 2012, and in a $129-million decrease for the nine months then ended. For 2012, it should result in a decrease on the order of $183 million. As part of this revision, the maximum depreciation period for some hydroelectric generation assets increased from 100 to 120 years, while the maximum period for certain transmission line and substation assets increased from 50 to 70 years and for certain distribution line and substation assets, from 40 to 60 years. The 2011 revision had no significant impact on the depreciation expense for the three- and nine-month periods ended September 30, 2011.

b)        The depreciation and amortization expense presented in the consolidated statements of cash flows also includes an amount of $5 million for assets related to discontinued operations for the three months ended September 30, 2012 ($5 million in 2011) and of $14 million for the nine months then ended ($14 million in 2011).

Note 5      Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Interest
Interest on debt securities	588	630	1,684	1,873

Amortization of premiums, discounts and issue expenses related to debt securities	57	29	213	80
	645	659	1,897	1,953

Net exchange loss (gain)	5	(21)	5	(12)
Guarantee fees related to debt securities	50	47	148	141
	55	26	153	129
Less
Capitalized financial expenses	84	72	231	226
Net investment income	7	4	20	10
	91	76	251	236

	609	609	1,799	1,846

Third Quarter 2012	Page 9

Note 6      Discontinued Operations

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station. The facility will continue to generate electricity until the end of 2012, in accordance with the terms and conditions of its operating licence, after which time Hydro-Québec will start to prepare it for dormancy with a view to dismantling it around the year 2060.

The abandonment of the refurbishment project led to the write-off of the property, plant and equipment under construction as part of this project, for a total amount of $978 million.

Gentilly-2’s operating result is presented under discontinued operations in the consolidated statements of operations for all periods concerned. For segmented information purposes, these activities are classified under Generation and Transmission.

In addition, as indicated in Note 8, Asset Retirement Obligations, Hydro-Québec had to review the key assumptions underlying the calculation parameters and estimated amount of the asset retirement obligations related to the dismantling of Gentilly-2 at the end of its useful life, particularly as regards the start date of work, which was moved forward. This review resulted in a $365-million increase in the asset retirement obligations related to the facility and in the facility’s carrying amount.

Since the refurbishment project was abandoned, Hydro-Québec also had to test the nuclear facility’s assets for impairment. The carrying amount of these assets, including the increase in the asset retirement obligations related to the facility’s dismantling, was compared to their fair value, which was determined using the discounted cash flow method. As a result, an impairment charge of $827 million was recognized.

The following table provides a breakdown of the result from discontinued operations:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Operating result
Revenue	14	33	102	139
Expenditure	42	54	153	173
	(28)	(21)	(51)	(34)

Write-off of property, plant and equipment under construction	(978)	–	(978)	–

Impairment of nuclear generating station assets
Property, plant and equipment[a]	(795)	–	(795)	–
Materials, fuel and supplies	(32)	–	(32)	–
	(827)	–	(827)	–
	(1,833)	(21)	(1,856)	(34)

a)        Including the $365-million increase in asset retirement obligations related to the generating station’s dismantling.

Page 10	Third Quarter 2012

Note 7      Property, Plant and Equipment

			As at September 30, 2012
	In service	Accumulated depreciation	Under construction	Net carrying amount

Generation
Hydraulic	40,140	14,678	3,566	29,028
Thermal	781	733	1	49
Nuclear[a]	2,329	2,329	–	–
Other[a]	769	478	20	311
	44,019	18,218	3,587	29,388

Transmission
Lines and substations[a]	24,575	9,185	1,468	16,858
Other[a]	2,237	1,344	157	1,050
	26,812	10,529	1,625	17,908

Distribution
Lines and substations	13,334	5,832	430	7,932
Other	2,031	1,155	165	1,041
	15,365	6,987	595	8,973
Construction	28	17	1	12
Corporate and Other Activities	1,098	736	88	450
	87,322	36,487	5,896	56,731

a)      The abandonment of the project to refurbish Gentilly-2 nuclear generating station led to the recognition of an impairment charge of $795 million for property, plant and equipment in service and to a write-off of $978 million in property, plant and equipment under construction as at September 30, 2012, as indicated in Note  6, Discontinued Operations.

			As at December 31, 2011
	In service	Accumulated depreciation	Under construction	Net carrying amount

Generation
Hydraulic	39,723	14,205	2,857	28,375
Thermal	782	721	–	61
Nuclear	1,921	1,550	852	1,223
Other	764	441	15	338
	43,190	16,917	3,724	29,997

Transmission
Lines and substations	24,478	8,729	806	16,555
Other	2,248	1,318	104	1,034
	26,726	10,047	910	17,589

Distribution
Lines and substations	13,082	5,605	375	7,852
Other	2,001	1,113	120	1,008
	15,083	6,718	495	8,860
Construction	27	16	1	12
Corporate and Other Activities	1,085	700	58	443
	86,111	34,398	5,188	56,901

Third Quarter 2012	Page 11

Note 8      Asset Retirement Obligations

The abandonment of the project to refurbish Gentilly-2 nuclear generating station, as indicated in Note 6, Discontinued Operations, prompted a review of the key assumptions underlying the calculation parameters and estimated amount of the asset retirement obligations related to the dismantling of the facility at the end of its useful life. The main impact of this review was to advance the start of work by 27 years.

The aggregate carrying amount of the asset retirement obligations is as follows:

				As at September 30, 2012	As at December 31, 2011
	Dismantling of nuclear generating station	Removal of spent nuclear fuel	Dismantling of other assets	Total	Total
Balance, beginning of period	208	201	131	540	504
Liabilities incurred	–	12	–	12	21
Accretion expense	8	13	4	25	34
Liabilities settled	–	(1)	(3)	(4)	(4)
Revision of estimated cash flows and expected timing of payments	365	–	–	365	(15)
Balance, end of period	581	225	132	938	540
Less
Current portion	92	2	20	114	12
	489	223	112	824	528

The carrying amount of the asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of spent nuclear fuel	Dismantling of other assets
Estimated cash flows (in constant dollars) required to settle the obligations[a] As at September 30, 2012 As at December 31, 2011	1,186 951	662 624	171 173
Expected timing of payment of the cash flows required to settle the obligations As at September 30, 2012 As at December 31, 2011	Between 2013 and 2062 Between 2040 and 2071	Between 2012 and 2164 Between 2012 and 2164	Between 2012 and 2092 Between 2012 and 2092
Credit quality–adjusted, risk-free rate (%) Initial recognition of obligations Subsequent recognition of obligations	6.4 Between 5.0 and 5.7	6.4 5.5 and 5.7	Between 1.0 and 6.4 Between 1.3 and 6.1

a)        Inflation rates ranging between 1.9% and 3.7% were used to determine the asset retirement obligations.

Page 12	Third Quarter 2012

Note 9      Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Change in non-cash working capital items
Accounts receivable and other receivables	290	488	231	174
Materials, fuel and supplies	12	31	11	60
Accounts payable and accrued liabilities	(49)	59	(350)	(307)
Accrued interest	(356)	(380)	(423)	(432)
	(103)	198	(531)	(505)
Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	631	25	679	50
Interest paid	822	920	1 841	2 039

Note 10     Employee Future Benefits

			Three months ended September 30
	Pension Plan		Other plans
	2012	2011	2012	2011

Accrued benefit cost	51	31	28	22

			Nine months ended September 30
	Pension Plan		Other plans
	2012	2011	2012	2011

Accrued benefit cost	153	91	84	84

Third Quarter 2012	Page 13

Note 11     Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended September 30, 2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue
External customers	403	24	2,178	–	8	6	ª	2,619
Intersegment customers	984	754	19	635	363	(2,755)		–
Result from continuing operations	280	161	(125)	–	60	–		376
Result from discontinued operations	(1,824)	(9)	–	–	–	–		(1,833)
Net result	(1,544)	152	(125)	–	60	–		(1,457)
Total assets as at September 30, 2012	31,039	18,865	12,828	422	6,096	(211)		69,039

a)        Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

	Three months ended September 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	371	26	2,181	–	33	–	2,611
Intersegment customers	1,028	750	17	543	337	(2,675)	–
Result from continuing operations	335	157	(165)	–	77	–	404
Result from discontinued operations	(21)	–	–	–	–	–	(21)
Net result	314	157	(165)	–	77	–	383
Total assets as at September 30, 2011	31,239	18,346	12,629	446	5,702	(293)	68,069

Page 14	Third Quarter 2012

Note 11     Segmented Information (continued)

	Nine months ended September 30, 2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue
External customers	1,043	83	7,842	–	32	6	ª	9,006
Intersegment customers	3,483	2,248	56	1,551	1,073	(8,411)		–
Result from continuing operations	1,208	478	346	–	89	–		2,121
Result from discontinued operations	(1,847)	(9)	–	–	–	–		(1,856)
Net result	(639)	469	346	–	89	–		265
Total assets as at September 30, 2012	31,039	18,865	12,828	422	6,096	(211)		69,039

a)        Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

	Nine months ended September 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,085	79	7,920	–	48	–	9,132
Intersegment customers	3,673	2,242	55	1,489	1,035	(8,494)	–
Result from continuing operations	1,492	424	266	–	86	3	2,271
Result from discontinued operations	(34)	–	–	–	–	–	(34)
Net result	1,458	424	266	–	86	3	2,237
Total assets as at September 30, 2011	31,239	18,346	12,629	446	5,702	(293)	68,069

Note 12     Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current periods or in accordance with the changes to accounting policies described in Note 2 to the consolidated financial statements published in Hydro-Québec’s Annual Report 2011.

Third Quarter 2012	Page 15

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30
Summary of Operations	2012	2011	Change (%)		2012	2011	Change (%)
Revenue	2,619	2,611	0.3	Û	9,006	9,132	1.4	Ü
Expenditure	1,634	1,598	2.3	Û	5,086	5,015	1.4	Û
Financial expenses	609	609	–	–	1,799	1,846	2.5	Ü
Result from continuing operations	376	404	6.9	Ü	2,121	2,271	6.6	Ü
Result from discontinued operations	(1,833)	(21)	–	Ü	(1,856)	(34)	–	Ü
Net result	(1,457)	383	–	Ü	265	2,237	88.2	Ü

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current periods.

Page 16	Third Quarter 2012

Quarter Highlights

Distribution	Rate adjustment application

In July, Hydro-Québec Distribution filed an application with the Régie de l’énergie for a rate adjustment of 2.9%, effective April 1, 2013.

Power purchase program for electricity produced by forest biomass

Also in July, the Régie approved the change to the power purchase program for electricity produced by forest biomass cogeneration. This change was filed in response to the Québec government’s decision to raise the program’s target to 300 MW. During the quarter, Hydro-Québec Distribution signed three new contracts for the purchase of electricity under this program, for a total of 69.3 MW.

Technological innovation

2012 CIGRÉ Canada Conference

Hydro-Québec hosted the 7th annual conference of the International Council on Large Electric Systems (CIGRÉ) Canada, held in Montréal from September 24 to 26 on the theme Technology and Innovation for the Evolving Power Grid. The event, which was organized by Hydro-Québec’s research institute and other Hydro-Québec units, brought together over 400 participants from 22 countries. All industry players were represented: transmission system operators, manufacturers, engineers, researchers, regulators and academics.

Transportation electrification

The Electric Circuit welcomes new partners

During the quarter, the founding partners of The Electric Circuit—Les Rôtisseries St-Hubert, RONA, METRO, the Agence métropolitaine de transport and Hydro-Québec—announced that agreements to install public charging stations had been signed with Aéroports de Montréal, the city of Sherbrooke and other organizations in the region, the Auberge Internationale du Témiscouata, the burrough of Saint-Laurent and Place des Arts in Montréal, and Discount Car and Truck Rentals.

Third Quarter 2012	Page 17

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